
April 4, 2023

Murray Grainger
Chief Executive Officer
Juniper II Corp.
3790 El Camino Real #818
Palo Alto, CA 94306

>**Re: Juniper II Corp.**
>**Preliminary Proxy Statement filed on Schedule 14A**
>**Filed March 27, 2023**
>**File No. 001-41014**

Dear Murray Grainger:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction

cc: Julian Seiguer, Esq.